Exhibit 12

                       STEWART ENTERPRISES, INC.
                            AND SUBSIDIARIES

           Calculation of Ratio of Earnings to Fixed Charges
                         (dollars in thousands)

                              (unaudited)

                                                                                    Quarter
                                              Year Ended October 31,                 Ended
                                       ________________________________________    January 31,
                                       1992      1993     1994     1995    1996       1997
                                       ______   _______  _______  _______ _______    _______
Net earnings from continuing
  operations before income taxes     $ 20,942  $ 29,569 $ 42,198 $ 41,500 $ 82,075  $ 23,838

Fixed charges:
  Interest expense                      5,414     6,540    8,877   22,815   26,051     8,962
  Interest portion of lease expense       456       585      935    1,343    1,522       392
                                     _________ _________ ________ ________ ________ __________
Total fixed charges                     5,870     7,125    9,812   24,158   27,573     9,354

Net earnings from continuing
  operations before income taxes
  and fixed charges                  $ 26,812  $ 36,694 $ 52,010 $ 65,658 $109,648  $ 33,192
                                     ========= ======== ======== ======== ========  =========

Ratio of earnings to fixed charges       4.57      5.15     5.30     2.72    3.98       3.55
                                     ========= ======== ======== ======== ========  =========